Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Pleased as Supreme Court Dismisses CRA Leave to Appeal

Saskatoon, Saskatchewan, Canada, February 18, 2021    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) received notice that the Supreme Court of Canada has dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal. The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in Cameco’s favour.

“We are pleased that the Supreme Court of Canada has rejected CRA’s appeal request. It’s another win for Cameco in this long-running tax dispute,” said Cameco president and CEO Tim Gitzel. “We have consistently followed the rules and complied with both the letter and intent of the law. This was confirmed unequivocally through the court process, and we are happy to have these three tax years concluded in our favour.”

In September 2018, the Tax Court of Canada ruled that Cameco’s marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. CRA appealed this decision to the Federal Court of Appeal, which in June 2020 again ruled definitively in Cameco’s favour and upheld the Tax Court’s finding. CRA sought leave to appeal the Court of Appeal’s decision to the Supreme Court. Today the Supreme Court denied that request.

Cameco expects to receive a refund of $5.5 million plus interest for amounts paid on previous reassessments issued by CRA for 2003, 2005 and 2006, as well as the $10.25 million in legal fees and up to $17.9 million in disbursements for costs awarded to us by the Tax Court and the Court of Appeal in previous rulings. The timing of receipt of these payments is uncertain.

“It has been incredibly disheartening for us, as a Canadian company, to have an agency of our federal government continue to pursue a flawed argument for 13 years, even after receiving two court decisions completely in our favour during that time,” Gitzel said. “In the meantime, we have had to navigate through a period of challenging global markets and the unprecedented economic upheaval of the COVID-19 pandemic with the uncertainty caused by this tax dispute significantly impeding our ability to maneuver. To say it has been unfair to our employees and the many other stakeholders who count on our company would be an understatement.”

The court rulings pertain to the 2003, 2005 and 2006 tax years. Given the strength of the decisions handed down, Cameco is confident the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for the other tax years currently in dispute (2007 through 2014).

“This entire saga has gone on far too long,” Gitzel said. “We will be asking CRA to accept the clear and decisive rulings the courts have delivered and apply them to subsequent tax years so that we can focus on managing our business for the benefit of all our stakeholders. If CRA feels the laws aren’t written the way they want, it’s clear they need to make the case to government to change those laws moving forward rather than unfairly dragging Canadian businesses through long and costly legal processes.”

CRA continues to hold approximately $785 million in cash and letters of credit that Cameco has been required to pay or otherwise secure for the 2007 through 2014 reassessments issued, tying up a significant portion of the company’s financial capacity. Cameco believes CRA should return the full amount of this cash and security, given the overwhelming clarity of the court decisions received to date.

We will not be in a position to determine the definitive outcome of this dispute for any tax year other than 2003, 2005 and 2006 until such time as all reassessments have been issued advancing CRA’s arguments and a final resolution is reached for that tax year.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include our expectations regarding receiving refunds, and payments for legal fees and other costs, from CRA; our confidence that the courts would reject any attempt by CRA to utilize the same or similar positions and arguments for subsequent tax years; our intention to ask CRA to accept the rulings the courts have delivered and apply them to subsequent tax years; and our belief that CRA should return the full amount of cash and security that has been paid or otherwise secured by Cameco. Material risks that could lead to different results include the risk that we will not receive the expected refunds and payments from CRA; the risk that courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years; the risk that CRA will not accept the court rulings for the years that have been resolved in Cameco’s favour and agree that they should apply to subsequent tax years; and the risk that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured by Cameco in a timely manner, or at all. In presenting this forward-looking information, we have made assumptions which may prove incorrect about our entitlement and ability to receive the expected refunds and payments from CRA; that courts will reach consistent decisions for subsequent tax years that are based on similar positions and arguments; and that CRA will not successfully advance different positions and arguments that may lead to a different outcome for other tax years. Please also refer to our most recent annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations, and other assumptions that we make in presenting forward-looking information. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

- End -

Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com